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11020185

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MAR 01 2011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 – 68373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SECTOR & SOVEREIGN RESEARCH, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 WASHINGTON BOULEVARD, SUITE 605
(No. And Street)

STAMFORD, (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD EVANS (203)-901-1630
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, RICHARD EVANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECTOR & SOVEREIGN RESEARCH, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

INCHOL YO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/11/2014

Signature

General Manager
Title

Notary Public
Feb 8, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Sector & Sovereign Research LLC:

We have audited the accompanying statement of financial condition of Sector & Sovereign Research LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sector & Sovereign Research LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & associates, LLP

New York, New York
February 23, 2011

SECTOR & SOVEREIGN RESEARCH LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 222,144
Accounts receivable	50,537
Prepaid expenses	30,479
Fixed assets (net of accumulated depreciation of $4,778)	46,027
Security deposit	12,160
Other assets	1,000
TOTAL ASSETS	$ 362,347

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses	$ 11,011
Total liabilities	11,011
Members' equity:	
Total Member's Equity	351,336
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 362,347

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Sector & Sovereign Research LLC (the "Company") was formed in the state of Delaware on August 6, 2009. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 11, 2010. The Company provides research services for large money management institutions. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

No provision for federal and state income taxes has been made for the company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns.

Fair Value Measurement

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in their first year of operation and 15 to 1 thereafter. At December 31, 2010, the Company's net capital was $206,133, which was $201,133 in excess of its required net capital of $5,000.

NOTE 3 - COMMITMENTS

On April 20, 2010 the Company executed a lease for office space in Stamford, CT. that expires on June 30, 2012. Future minimum lease payments are as follows:

Year ended December 31,	
2011	$ 36,480
2012	18,240
Total	$ 54,720

Rent expense for the year ended December 21, 2010 was $ 24,060.

NOTE 4 - FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed Assets Consist of the Following:

Furniture and Fixtures	$ 10,579
Computers Equipment	40,226
Total Fixed Assets at Cost	50,805
Less: Accumulated Depreciation	(4,778)
Net Fixed Assets	$ 46,027

NOTE 5 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

SECTOR & SOVEREIGN RESEARCH LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010